Emerald Health Therapeutics Completes Sale of Pure Sunfarms Interest and Achieves Pivotal Milestone in Transforming its Business

VANCOUVER, British Columbia, November 2, 2020 -- Emerald Health Therapeutics, Inc. (the "Company") (TSXV:EMH; OTCQX:EMHTF) has completed the previously disclosed sale of its 41.3% interest in Pure Sunfarms Corp. ("PSF") to Village Farms International, Inc. ("Village Farms") (NASDAQ: VFF; TSX: VFF) for consideration of $79,900,000.

As previously announced by the Company, on September 8, 2020, it entered into a share purchase agreement (the "Share Purchase Agreement") with Village Farms in respect of the sale of the Company's interest in PSF, a joint venture that was established between the Company and Village Farms in 2017. Pursuant to the Share Purchase Agreement, Village Farms today purchased 36,958,500 common shares in the authorized share structure of PSF, representing all of the remaining shares of PSF not held by Village Farms, for an aggregate purchase price of $79,900,000 (the "Purchase Price"). Village Farms paid $60,000,000 of the Purchase Price in cash at closing and issued a secured promissory note to the Company in the principal amount of $19,900,000 (the "Note"). The Note will mature in six months from the date hereof, is secured against a certain number of common shares of PSF held by Village Farms and bears interest at a rate of 12% per annum. In addition, the Company's obligations under a promissory note in the principal amount of $952,237 that the Company had issued to PSF on March 6, 2020, have been settled without any payment.

"This is a transformative day for Emerald. Over the last year, our new leadership team has worked tirelessly to re-shape the entirety of our business for future success, with immense progress having been made on improving the financial, strategic and operational facets of our business - and this work will continue with an unwavering effort. We are 100% committed to prioritizing profitable growth and the generation of solid returns on invested capital," said Riaz Bandali, CEO and President of the Company. "This transaction marks a pivotal milestone in our strategy as we, purposefully, shift away from large-scale, high volume, asset-intense cultivation. We intend to direct our resources in the future towards providing defined-scale, high quality dried flower to the premium segment of the market, but we also intend to focus more investment on the science-based development of differentiated, high-margin cannabis derivative products."

"The closing of this sale of our joint venture interest and the receipt of the $60M first payment allows us, first and foremost, to immediately start moving our balance sheet towards a zero debt position with a very healthy working capital and cash balance. As evident in our last financial report, we have modest and diminishing operating cash needs, consequently a sizeable portion of our capital will be available to invest in new business initiatives."

"We believe that the entire cannabis sector is undergoing a structural change which over the next several quarters will fundamentally change the number of companies that remain competitive in the sector. This structural change has been further compounded by the unfortunate, but immense, challenges caused by the ongoing global COVID-19 pandemic. Together, these events are creating an unprecedented and exceptional opportunity to utilize our new team's considerable M&A experience and leverage our enviable balance sheet by considering the selective acquisition and/or licensing of well-positioned, geographically-diverse businesses, products and intellectual property that align well with our evolving growth strategy."

"We will also actively consider prudent, defined-scale investments which enhance the value of our valuable ongoing operations, including our organic-certified, premium-segment-focused hybrid greenhouse facility in Richmond, BC, and our medical, R&D and processing facility in Saanich, BC; to accelerate the scale of our science-driven innovation capability and broaden our promising and unique portfolio of products; and to further strengthen our intellectual property portfolio."

"The many steps we have taken to restructure our business, when coupled to this transformational transaction and the other strategic actions we have underway, have built a solid foundation for the future of Emerald. Moreover, we have put ourselves in a very attractive and unique position to pursue multiple growth options in a self-sustainable manner. We will now turn our attention to a clear focus on increasing Emerald's growth, profitability and value."

PSF is now a wholly owned subsidiary of Village Farms and the Company does not have any interest in PSF.

About Emerald Health Therapeutics, Inc.

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: use of proceeds from the Transaction; reduction of debt; strategic development of products; business initiatives; potential acquisitions; and growth and profitability of the Company.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.